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UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 SCHEDULE 13D THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 3)* PIMCO Income Strategy Fund II
(Name of Issuer)

Auction–Rate Preferred Shares
(Title of Class of Securities)

72201J203 72201J302 72201J401 72201J500 72201J609
(CUSIP Number)

Brigade Leveraged Capital Structures Fund Ltd.
c/o Ogier Fiduciary Services (Cayman) Limited
89 Nexus Way
Camana Bay
Grand Cayman KY1-9007
Attention:  Donald E. Morgan, III

Copies to:

Raymond Gietz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f)
or 240.13d-1(g), check the following box [_].
_________
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
*No additional purchases or sales have been made since the date of the reporting persons' last filing.

CUSIP No.	72201J203 72201J302 72201J401 72201J500 72201J609

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brigade Leveraged Capital Structures Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b)[X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,619*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,619*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,619*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.1%**

14.	TYPE OF REPORTING PERSON

CO

* Consistent with the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect Brigade Leveraged Capital Structures Fund Ltd.'s combined holdings in the separate series of auction rate preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13D Amendment, which are treated herein as one class of securities.

** Percentage calculation is based on the number of Issuer's Auction-Rate Preferred Shares outstanding as of January 31, 2011, as reported in the Issuer's Form N-CSR filed on March 30, 2011.

CUSIP No.	72201J203 72201J302 72201J401 72201J500 72201J609

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brigade Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b)[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,669*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,669*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,669*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.9%**

14.	TYPE OF REPORTING PERSON

IA

* Consistent with the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect Brigade Capital Management, LLC's combined holdings in the separate series of auction rate preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13D Amendment, which are treated herein as one class of securities.

** Percentage calculation is based on the number of Issuer's Auction-Rate Preferred Shares outstanding as of January 31, 2011, as reported in the Issuer's Form N-CSR filed on March 30, 2011.

CUSIP No.	72201J203 72201J302 72201J401 72201J500 72201J609

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Donald E. Morgan, III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b)[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,669*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,669*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,669*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.9%**

14.	TYPE OF REPORTING PERSON

IN

* Consistent with the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect Donald E. Morgan, III's combined holdings in the separate series of auction rate preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13D Amendment, which are treated herein as one class of securities.

** Percentage calculation is based on the number of Issuer's Auction-Rate Preferred Shares outstanding as of January 31, 2011, as reported in the Issuer's Form N-CSR filed on March 30, 2011.

This Amendment No.3 ("Amendment No.3") amends the Schedule 13D first filed with the Securities and Exchange Commission on January 28, 2011, as amended on March 10, 2011 and April 29, 2011 (the "Schedule 13D"), and is being filed by Brigade Leveraged Capital Structures Fund Ltd., a Cayman Islands exempted company ("Brigade LCSF"), Brigade Capital Management, LLC, a Delaware limited liability company ("Brigade CM") and Donald E. Morgan, III (each a "Reporting Person" and collectively the "Reporting Persons"), with respect to the Auction-Rate Preferred Shares, par value $.00001 per share ("Shares"), of PIMCO Income Strategy Fund II, a Massachusetts business trust (the "Issuer").  Unless otherwise indicated herein, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and replaced in its entirety by the following:

The source of funds for the acquisition of the Shares reported herein by the funds and accounts managed by Brigade CM, including Brigade LCSF, was funds available for investment by funds and accounts managed by Brigade CM, including Brigade LCSF.  The aggregate amount of funds used by funds and accounts managed by Brigade CM, including Brigade LCSF, in making their purchases of the Shares beneficially owned as of the date hereof was approximately $36,414,063.

Item 4.	Purpose of Transaction.

Item 4 is supplemented as follows:

The Reporting Persons believe that in this historically low interest rate environment, there are a number of attractive financing alternatives to replace the Shares that the Issuer should be exploring and that would be in the Issuer's best interests.  On July 14, 2011, Brigade CM sent a letter to Mr. Brian Shlissel, the President and Chief Executive Officer of the Issuer, requesting a meeting to discuss Brigade CM's concerns regarding the Shares and to explore these potential financing strategies.  A copy of this letter is attached hereto as Exhibit A and incorporated herein by reference.

The Reporting Persons continue to consider all of their alternatives, which could include seeking new and more effective representation on the Issuer's board of trustees for the holders of the Shares.  In this regard, the Reporting Persons intend to engage in discussions with management, the board of trustees, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.

The Reporting Persons evaluate their investment in the Shares and purposes for holding such Shares on an ongoing basis and reserve the right to change their intentions and develop plans or proposals at any time, as they deem appropriate.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and replaced in its entirety by the following:

The responses of the Reporting Persons to Items 2 through 5 of the Schedule 13D (as amended by this Amendment) are incorporated herein by reference.  Except as otherwise described in the Schedule 13D (as amended by this Amendment), to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Items 2 above, and between any such persons and any other person, with respect to any securities of the Issuer.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit B.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Letter, dated July 14, 2011, from Brigade Capital Management, LLC to Brian Shlissel. Exhibit B: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 15, 2011
(Date)

Brigade Leveraged Capital Structures Fund Ltd.

/s/ Donald E. Morgan, III
(Signature)

Director
(Name/Title)

Brigade Capital Management, LLC*

By: /s/ Donald E. Morgan, III
(Signature)

Managing Member
(Name/Title)

/s/ Donald E. Morgan, III*
(Signature)

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

* The Reporting Persons disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Exhibit A

Neal P. Goldman Partner 399 Park Avenue l 16th Floor New York, NY 10012 tel (212) 745·9700 l fax (212) 745·9701

July 14, 2011

Brian S. Shlissel
President and Chief Executive Officer
PIMCO Income Strategy Fund
PIMCO Income Strategy Fund II
1345 Avenue of Americas
New York, NY 10105

Re: Auction Market Preferred Shares of PIMCO funds

Dear Mr. Shlissel,

Thank you for taking the time to return my call today.

Brigade Capital Management, LLC is the investment manager of Brigade Leveraged Capital Structures Fund Ltd. and other private funds that own Auction Market Preferred Shares (the "Shares") of various PIMCO funds, including, but not limited to, PIMCO Income Strategy Fund ("PFL") and PIMCO Income Strategy Fund II ("PFN", and together with PFL, the "Funds").  We beneficially own approximately 32.8% of PFL's outstanding Shares and 25.9% of PFN's outstanding Shares.

As I explained briefly during our call, we believe that in this historically low interest rate environment, that there are a number of attractive financing alternatives to replace the Shares that the Funds should be exploring and that would be in the Funds' best interests.  We would appreciate a meeting to discuss further our concerns regarding the Shares and, to explore these potential financing strategies, which we believe would be advantageous to both the common and preferred shareholders of the Funds.

Finally, we are considering all of our alternatives, which could include seeking new and more effective representation on the Funds' respective boards of trustees for the holders of the Shares.

We look forward to your prompt response.

Sincerely,

s/ Neal P. Goldman
Neal P. Goldman

CC:          Board of Trustees:
Paul Belica
James A. Jacobson
Hans W. Kertess
William B. Ogden, IV
Alan Rappaport
John C. Maney

Exhibit B
Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of PIMCO Income Strategy Fund II.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

July 15, 2011
(Date)

Brigade Leveraged Capital Structures Fund Ltd.

/s/ Donald E. Morgan, III
(Signature)
Director
(Name/Title)

Brigade Capital Management, LLC

By: /s/ Donald E. Morgan, III
(Signature)

Managing Member
(Name/Title)

/s/ Donald E. Morgan, III
(Signature)

SK 25586 0001 1212671